FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac ABS, INC	0001060764
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 19, 2005, Series INABS 2005-B	333-120706

Name of Person Filing the Document
(If Other than the Registrant)

05056404

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

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* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

$834,700,000

(APPROXIMATE)

IndyMac Bank

(SELLER & MASTER SERVICER)

Home Equity Mortgage Loan Asset-Backed Trust Series INABS 2005-B

IndyMac ABS, Inc.

(DEPOSITOR)

May 23, 2005

Morgan Stanley

UBS Investment Bank

IndyMac Bank

Home Equity Mortgage Loan Asset-Backed Trust
Series INABS 2005-B
$834,700,000 (APPROXIMATE)

Home Equity Mortgage Loan Asset-Backed Trust, Series INABS 2005-B

Structure Overview

Class(1)(2)	Initial Certificate Principal Balance ($)(3)	Certificate Type	Expected WAL (years)(4)(5) Call/Maturity	Expected Duration (years)(4)(5) Call/Maturity	Expected Principal Window(4)(5) Call / Maturity	Legal Final Maturity Date	Expected Ratings (Moody's / S&P / Fitch)
A-I-1(6)	344,859,000	FLT / SEN / PT	Not Offered Herein				Aaa/AAA/AAA
A-II-1(6)	145,500,000	FLT / SEN / SEQ	Not Offered Herein				Aaa/AAA/AAA
A-II-2(6)	171,710,000	FLT / SEN / SEQ	3.00 / 3.00	2.82 / 2.83	20 - 78 / 20 - 81	08 / 2035	Aaa/AAA/AAA
A-II-3(6)	23,881,000	FLT / SEN / SEQ	6.52 / 9.47	5.83 / 7.98	78 - 78 / 81 - 188	08 / 2035	Aaa/AAA/AAA
M-1(6,7)	26,775,000	FLT / MEZZ	4.69 / 5.21	4.29 / 4.68	43 - 78 / 43 - 154	08 / 2035	Aa1/AA+/AA+
M-2(6,7)	24,225,000	FLT / MEZZ	4.62 / 5.12	4.23 / 4.60	41 - 78 / 41 - 146	08 / 2035	Aa2/AA/AA
M-3(6,7)	16,150,000	FLT / MEZZ	4.58 / 5.06	4.19 / 4.55	40 - 78 / 40 - 139	08 / 2035	Aa3/AA-/AA
M-4(6,7)	12,750,000	FLT / MEZZ	4.56 / 5.02	4.15 / 4.49	40 - 78 / 40 - 133	08 / 2035	A1/A+/AA-
M-5(6,7)	11,900,000	FLT / MEZZ	4.54 / 4.97	4.13 / 4.45	39 - 78 / 39 - 128	08 / 2035	A2/A/A+
M-6(6,7)	12,750,000	FLT / MEZZ	4.53 / 4.93	4.12 / 4.42	39 - 78 / 39 - 122	08 / 2035	A3/A-/A
M-7(6,7)	11,475,000	FLT / MEZZ	4.51 / 4.86	4.04 / 4.30	38 - 78 / 38 - 115	08 / 2035	Baa1/A-/BBB+
M-8(6,7)	8,925,000	FLT / MEZZ	4.50 / 4.81	4.02 / 4.24	38 - 78 / 38 - 107	08 / 2035	Baa2/BBB+/BBB
M-9(6,7)	8,925,000	FLT / MEZZ	4.50 / 4.73	3.97 / 4.13	37 - 78 / 37 - 100	08 / 2035	Baa3/BBB/BBB-
M-10(6,7)	6,375,000	FLT / MEZZ	4.48 / 4.60	3.77 / 3.85	37 - 78 / 37 - 91	08 / 2035	Ba1/BBB-/BB+
M-11(6,7)	8,500,000	FLT / MEZZ	Not Offered Herein				Ba2/BB+/BB

(1) The Class A-I Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that conform to Freddie Mac loan limits. The Class A-II Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The Class M Certificates will be backed by all of the mortgage loans.

(2) The Offered Certificates will be subject to the Net WAC Rate Cap as described herein.

(3) Subject to a variance of +/- 5%.

(4) To 10% Optional Termination at the Pricing Speed.

(5) To maturity at the Pricing Speed.

(6) Beginning with the first Distribution Date after the Optional Termination Date, the certificate margin for each of the Class A Certificates will increase to *two times* (2x) each such Certificate's initial certificate margin and the certificate margin for each of the Class M Certificates will increase to *one-and-a-half times* (1.5x) each such Certificate's initial certificate margin.

(7) The Class M Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	2% CPR in month 1, building linearly (rounded to the nearest hundredth) to 30% CPR in month 12, remaining at 30% CPR until month 22, 50% CPR from month 23 to 27, and 35% CPR in month 28 and thereafter.

Transaction Overview

Trust:	Home Equity Mortgage Loan Asset-Backed Trust, Series INABS 2005-B
Depositor:	IndyMac ABS, Inc.
Seller and Master Servicer:	IndyMac Bank F.S.B.
Co-Lead Underwriters:	Morgan Stanley and UBS Securities LLC
Co-Managers:	Deutsche Bank Securities Inc. and Greenwich Capital Markets, Inc
Trustee and Custodian:	Deutsche Bank National Trust Company
Class A Certificates:	The Class A-I Certificates and Class A-II Certificates.
Class A-I Certificates:	The Class A-I-1 Certificates.
Class A-II Certificates:	The Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates.
Class M Certificates:	The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, Class M-10 Certificates and Class M-11 Certificates.
Offered Certificates:	The Class A-II Certificates (other than the Class A-II-1 Certificates) and Class M Certificates (other than the Class M-11 Certificates).
Non-offered Certificates	The Class A-I-1, Class A-II-1 and Class M-11 Certificates.
Retained Certificates:	The Class C, Class P and Class R Certificates.
Expected Pricing Date:	The week of May 27, 2005
Expected Closing Date:	On or about June 17, 2005
Legal Final Maturity Date:	August 2035. This date represents the Distribution Date occurring in the first month following the maturity date of the latest maturing Mortgage Loan for the Offered Certificates.
Cut-off Date:	June 1, 2005
Record Date:	The close of business on the business day immediately preceding the related Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in July 2005.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Transaction Overview (Continued)

Due Period: The Due Period with respect to any Distribution Date will commence on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period with respect to any Distribution Date will be the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from July 1, 2005 and ending on the Determination Date of the calendar month in which such Distribution Date falls.

Interest Accrual Period: Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on the basis of a 360-day year and the actual number of days elapsed. Each class of Certificates will initially settle flat (no accrued interest).

Collateral:

Mortgage Loans: On the Closing Date a pool of adjustable-rate and fixed-rate, first lien, closed-end, subprime mortgage loans (the "Mortgage Loans") will be delivered to the trust. The Mortgage Loans will be separated into two groups. The "Group I Mortgage Loans" will have had principal balances at origination that conformed to Fannie Mae and Freddie Mac loan limits. The "Group II Mortgage Loans" will have had principal balances at origination that may or may not have conformed to Fannie Mae and Freddie Mac loan limits.

The information set forth herein, unless otherwise stated, is calculated as of the Cut-off Date with respect to a preliminary pool of Mortgage Loans expected to be delivered to the trust on the Closing Date (the "Statistical Pool"). The Statistical Pool consists of 3,089 Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $634,785,369. The Group I Mortgage Loans included in the Statistical Pool consist of approximately 1,941 Mortgage Loans totaling $319,136,182. The Group II Mortgage Loans included in the Statistical Pool consist of approximately 1,148 Mortgage Loans totaling $315,649,187.

The aggregate principal balances of the Mortgage Loans included in the trust on the Closing Date is expected to be approximately $700,000,000. It is expected that the aggregate scheduled principal balance of the Mortgage Loans delivered to each loan group of the trust on the Closing Date will not vary from the foregoing balances by more than plus or minus 5%.

The principal balances of the Mortgage Loans as of the Cut-off Date represent scheduled balances as of June 1, 2005.

Pre-Funding Accounts: On the Closing Date, the Depositor will be required to deliver to the Trustee approximately $75,000,000, which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $75,000,000 which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts").

The amount on deposit in the Pre-Funding Accounts will be used to purchase Mortgage Loans (the "Subsequent Mortgage Loans") during the 30-day period following the Closing Date (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts upon termination of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.

Interest Coverage Account: On the Closing Date, the Depositor may pay to the Trustee for deposit in an interest coverage account relating to each loan group, an amount to be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the funding period.

Transaction Overview (Continued)

Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum and the Trustee Fee calculated at the Trustee Fee Rate of 0.010% per annum. The Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Servicing Advances:	The Master Servicer will be required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. The Master Servicer will be entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.
Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIMs Insurer, if any) will be permitted to purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the sum of (i) the aggregate Cut-Off Date principal balance of the Mortgage Loans delivered on the Closing Date and (ii) the aggregate principal balance of the Subsequent Mortgage Loans as of their respective subsequent cut-off dates.
Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Sociéte Anonyme or Euroclear System, on or about June [ ], 2005 against payment therefore in immediately available funds.
ERISA Considerations:	The Offered Certificates will be ERISA eligible as of the Closing Date. However, if you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, you should consult with counsel as to whether you can buy or hold an Offered Certificate.
SMMEA Eligibility:	Once the balances in the Pre-Funding Accounts have been reduced to zero, the Class A Certificates, Class M-1 Certificates, Class M-2, and Class M-3 Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA") for so long as they are rated not lower than the second highest rating category by one or more nationally recognized statistical rating organizations and, as such, will be legal investments for certain entities to the extent provided in SMMEA and applicable state laws.

Credit Enhancement

Credit Enhancement:	1) Excess Spread 2) Overcollateralization ("OC") 3) Subordination
Excess Spread:	The weighted average of the net mortgage rates of the Mortgage Loans may be greater than the weighted average of the Pass-Through Rates of the Class A Certificates and Class M Certificates, resulting in excess cash flow. The monthly Excess Spread table is available at the end of this term sheet.
Overcollateralization Amount:	The Overcollateralization Amount with respect to any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) plus any amounts on deposit in the Pre-Funding Accounts over (b) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, Class M Certificates and Class P Certificates, after taking into account the distribution of principal on such Distribution Date.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 1.80% of the aggregate principal balance, as of the Cut-off Date, of the Mortgage Loans delivered to the trust on the Closing Date Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts on the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.60% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) and (y) approximately $4,250,000 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Certificates will be fully funded on the Closing Date.
Overcollateralization Reduction Amount:	For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Overcollateralization Increase Amount:	For any Distribution Date, will equal the lesser of (i) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (calculated for this purpose only assuming 100% of the principal remittance amount on such Distribution Date has been distributed) and (ii) the Net Monthly Excess Cashflow for such Distribution Date.
Net Monthly Excess Cashflow:	For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the Senior Interest Distribution Amount distributable to the Class A Certificates, (ii) the Interest Distribution Amount distributable to the Class M Certificates and (iii) the principal remittance amount.

Credit Enhancement (Continued)

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) calculated after taking into account distributions of principal to the holders of certificates then entitled to distributions of principal on such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) and any amounts on deposit in the Pre-Funding Accounts.

CREDIT ENHANCEMENT PERCENTAGE

Certificate Class	Closing Date	After Stepdown Date
A	19.30%	38.60%
M-1	16.15%	32.30%
M-2	13.30%	26.60%
M-3	11.40%	22.80%
M-4	9.90%	19.80%
M-5	8.50%	17.00%
M-6	7.00%	14.00%
M-7	5.65%	11.30%
M-8	4.60%	9.20%
M-9	3.55%	7.10%
M-10	2.80%	5.60%
M-11	1.80%	3.60%

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in July 2008 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose without taking into account distributions of principal to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 38.60%.

Credit Enhancement (Continued)

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate principal amount of Mortgage Loans delinquent 60 days or more (including Mortgage Loans in foreclosure, Mortgage Loans with respect to which the related mortgaged properties have been acquired by the Trust and Mortgage Loans discharged due to bankruptcy) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, equals or exceeds 40% of the prior period's Senior Enhancement Percentage.

"Senior Enhancement Percentage" means, for any distribution date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balances of the Class M, Class B and Class P certificates and (ii) the Overcollateralization Amount (in each case after taking into account the distributions of the related Principal Distribution Amount for that distribution date) by (y) the sum of the aggregate Stated Principal Balance of the mortgage loans for that distribution date and any amounts on deposit in the Pre-Funding Accounts; or

(b) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received through the last day of the related Due Period) divided by the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (ii) the amount deposited in the Pre-funding Accounts on the Closing Date, exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
July 2008 through June 2009	[2.50]%
July 2009 through June 2010	[4.00]%
July 2010 through June 2011	[5.25]%
July 2011 and thereafter	[5.75]%

Payment of Interest

Pass-Through Rate:	The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the related Net WAC Rate Cap for such Distribution Date.
Formula Rate:	The Formula Rate for each class of Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the Maximum Cap Rate.
Interest Distribution Amount:	The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates.
Senior Interest Distribution Amount:	The Senior Interest Distribution Amount on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date with respect to the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date with respect to the Class A Certificates.
Interest Carry Forward Amount:	For each of the Class A Certificates and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the Interest Distribution Amount for such class with respect to the prior Distribution Date, plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess accrued at the Pass-Through Rate for such class.
Expense Adjusted Net Mortgage Rate:	The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan as of the first day of the related Due Period minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Interest Rate Corridor Contract:	Because the majority of the adjustable-rate Mortgage Loans will accrue interest based on 6-month LIBOR, with most having delayed first adjustments, and because the Pass-Through Rates on the Certificates will be calculated based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise distributable to such Certificates in certain periods. Because the adjustable-rate Mortgage Loans are constrained by interim caps, such shortfalls may also occur if either 6-month or 1-month LIBOR rise rapidly. To mitigate the risk of such Basis Risk Shortfalls, the Certificates will have the benefit of three interest rate corridor contracts. The notional schedule and strike rates for the corridor contract are available at the end of this term sheet.

Payment of Interest (Continued)

Net WAC Rate Carryover Amount:	For any Distribution Date, the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, and (ii) the undistributed portion of any such amounts from the prior Distribution Date with interest accrued thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed first, from any payments received under the corridor contract, and second from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the distribution of any Net WAC Rate Carryover Amount.
Net WAC Rate Cap:	*Class A Certificates:* The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-I Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-II Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period. *Class M Certificates:* The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the sum of the aggregate principal balance of each loan group and amounts on deposit in the related Pre-Funding Account, the current Certificate Principal Balance of the related Class A Certificates) of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).
Maximum Cap Rate:	The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Payment of Interest (Continued)

Interest Payment Priority: On each Distribution Date, interest collected or advanced on the Mortgage Loans will be distributed in the following order of priority:

(i) from interest related to the Group I Mortgage Loans, to the holders of the Class A-I-1 Certificates the Senior Interest Distribution Amount related to such Certificates and from interest related to the Group II Mortgage Loans, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, on a *pro rata* basis, the Senior Interest Distribution Amount related to such Certificates. Any interest related to a loan group remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the aggregate interest remaining, to the holders of the Class M-1 Certificates the Interest Distribution Amount for such class;

(iii) from the aggregate interest remaining, to the holders of the Class M-2 Certificates the Interest Distribution Amount for such class;

(iv) from the aggregate interest remaining, to the holders of the Class M-3 Certificates the Interest Distribution Amount for such class;

(v) from the aggregate interest remaining, to the holders of the Class M-4 Certificates the Interest Distribution Amount for such class;

(vi) from the aggregate interest remaining, to the holders of the Class M-5 Certificates the Interest Distribution Amount for such class;

(vii) from the aggregate interest remaining, to the holders of the Class M-6 Certificates the Interest Distribution Amount for such class;

(viii) from the aggregate interest remaining, to the holders of the Class M-7 Certificates the Interest Distribution Amount for such class;

(ix) from the aggregate interest remaining, to the holders of the Class M-8 Certificates the Interest Distribution Amount for such class;

(x) from the aggregate interest remaining, to the holders of the Class M-9 Certificates the Interest Distribution Amount for such class;

(xi) from the aggregate interest remaining, to the holders of the Class M-10 Certificates the Interest Distribution Amount for such class; and

(xii) from the aggregate interest remaining, to the holders of the Class M-11 Certificates the Interest Distribution Amount for such class.

Payment of Principal

Class A-I Principal Distribution Amount:	The Class A-I Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 61.40% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $2,136,673.
Class A-II Principal Distribution Amount:	The Class A-II Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 61.40% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $2,113,327.
Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of principal to the Class A-I and Class A-II Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 67.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.
Class M-2 Principal Distribution Amount:	The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 73.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.

Payment of Principal (Continued)

Class M-3 Principal Distribution Amount:	The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 77.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.
Class M-4 Principal Distribution Amount:	The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.
Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.

Payment of Principal (Continued)

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.

Class M-7 Principal Distribution Amount: The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.

Class M-8 Principal Distribution Amount: The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.

Payment of Principal (Continued)

Class M-9 Principal Distribution Amount:	The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.
Class M-10 Principal Distribution Amount:	The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.
Class M-11 Principal Distribution Amount:	The Class M-11 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, and Class M-10 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $4,250,000.

Payment of Principal (Continued)

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, amounts collected in respect of principal on the Mortgage Loans will be distributed as follows:

(i) principal related to the Group I Mortgage Loans will be distributed first, to the holders of the Class A-I-1 until the certificate principal balances thereof have been reduced to zero, and second, any such principal remaining will be distributed, after taking into account the amount distributed pursuant to clause (ii) below, sequentially to the holders of each class of Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order, until the Certificate Principal Balances thereof have been reduced to zero;

(ii) principal related to the Group II Mortgage Loans, will be distributed first, *sequentially*, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order, until the Certificate Principal Balance of each respective class has been reduced to zero and second, any such principal remaining will be distributed, after taking into account the amount distributed pursuant to clause (i) above, to the holders of the Class A-I-1 Certificates, until the certificate principal balances thereof have been reduced to zero;

(iii) to the holders of the Class M-1 Certificates, any principal remaining after the distribution of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any principal remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any principal remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero;

(xii) to the holders of the Class M-10 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xiii) to the holders of the Class M-11 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) and (xii) above until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority (continued):

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, amounts collected or advanced in respect of principal will be distributed as follows:

(i)(a) principal related to the Group I Mortgage Loans will be distributed first, to the holders of the Class A-I-1 until the respective certificate principal balances thereof have been reduced to zero.

Any principal related to the Group I Mortgage Loans remaining undistributed will be distributed sequentially to the holders of each class of Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order up to an amount equal to the Class A-II Principal Distribution Amount remaining undistributed after taking into account the distribution of principal related to the Group II Mortgage Loans as described in (b) below, until the Certificate Principal Balances thereof has been reduced to zero.

(b) principal related to the Group II Mortgage Loans will be distributed first, *sequentially* to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order, up to the class A-II Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero.

Any principal related to the Group II Mortgage Loans remaining undistributed will be distributed to the holders of the Class A-I-1 Certificates, up to the Class A-I Principal Distribution Amount remaining undistributed after taking into account the distribution in (a) above until the Certificate Principal Balance thereof has been reduced to zero.

(ii) to the holders of the Class M-1 Certificates, any principal remaining after distribution of (i) above, up to the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any principal remaining after distribution of (i) and (ii) above, up to the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any principal remaining after distribution of (i), (ii) and (iii) above, up to the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any principal remaining after distribution of (i), (ii), (iii) and (iv) above, up to the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv) and (v) above, up to the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v) and (vi) above, up to the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii), up to the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), up to the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) (viii) and (ix), up to the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) (ix) and (x),up to the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-11 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi),up to the Class M-11 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Overcollateralization Amount. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates after giving effect to Principal Distributions on such date exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, plus any amounts remaining in the Pre-funding Accounts, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described below.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow will be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount to be distributed as part of the principal distributions described above and allocated *pro rata* between the loan groups based on the amount of principal received from each loan group;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

Monthly Excess Cashflow Distributions (cont'd):

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiv) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates; and

(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to the holders of the Class M-11 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxiii) to the holders of the Class M-11 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxiv) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the Corridor Contract; and

(xxv) to the holders of the Class C Certificates, Class R Certificates and Class P Certificates as provided in the Pooling and Servicing Agreement.

Sensitivity Analysis

TO OPTIONAL TERMINATION

	PPA	50%	75%	100%	125%	150%
A-II-2	Avg Life (yrs)	6.00	4.08	3.00	2.18	1.83
	First Payment Period	33	24	20	17	15
	Last Payment Period	156	106	78	61	30
A-II-3	Avg Life (yrs)	13.02	8.86	6.52	5.11	2.73
	First Payment Period	156	106	78	61	30
	Last Payment Period	156	106	78	61	35
M-1	Avg Life (yrs)	8.61	5.85	4.69	4.66	4.06
	First Payment Period	51	37	43	51	35
	Last Payment Period	156	106	78	61	49
M-2	Avg Life (yrs)	8.61	5.85	4.62	4.33	4.11
	First Payment Period	51	37	41	46	49
	Last Payment Period	156	106	78	61	49
M-3	Avg Life (yrs)	8.61	5.85	4.58	4.16	4.11
	First Payment Period	51	37	40	44	49
	Last Payment Period	156	106	78	61	49
M-4	Avg Life (yrs)	8.61	5.85	4.56	4.06	3.99
	First Payment Period	51	37	40	43	46
	Last Payment Period	156	106	78	61	49
M-5	Avg Life (yrs)	8.61	5.85	4.54	4.00	3.83
	First Payment Period	51	37	39	42	44
	Last Payment Period	156	106	78	61	49
M-6	Avg Life (yrs)	8.61	5.85	4.53	3.94	3.70
	First Payment Period	51	37	39	40	42
	Last Payment Period	156	106	78	61	49
M-7	Avg Life (yrs)	8.61	5.85	4.51	3.90	3.59
	First Payment Period	51	37	38	40	40
	Last Payment Period	156	106	78	61	49
M-8	Avg Life (yrs)	8.61	5.85	4.50	3.85	3.52
	First Payment Period	51	37	38	39	39
	Last Payment Period	156	106	78	61	49
M-9	Avg Life (yrs)	8.61	5.85	4.50	3.84	3.46
	First Payment Period	51	37	37	38	38
	Last Payment Period	156	106	78	61	49
M-10	Avg Life (yrs)	8.61	5.85	4.48	3.81	3.43
	First Payment Period	51	37	37	38	38
	Last Payment Period	156	106	78	61	49

Sensitivity Analysis

TO MATURITY

	PPA	50%	75%	100%	125%	150%
A-II-2	Avg Life (yrs)	6.00	4.09	3.00	2.18	1.83
	First Payment Period	33	24	20	17	15
	Last Payment Period	160	109	81	63	30
A-II-3	Avg Life (yrs)	17.82	12.61	9.47	7.43	2.73
	First Payment Period	160	109	81	63	30
	Last Payment Period	312	243	188	151	35
M-1	Avg Life (yrs)	9.47	6.51	5.21	5.07	7.16
	First Payment Period	51	37	43	51	35
	Last Payment Period	275	203	154	122	125
M-2	Avg Life (yrs)	9.44	6.49	5.12	4.72	5.16
	First Payment Period	51	37	41	46	54
	Last Payment Period	265	193	146	115	94
M-3	Avg Life (yrs)	9.42	6.46	5.06	4.53	4.56
	First Payment Period	51	37	40	44	49
	Last Payment Period	255	183	139	109	89
M-4	Avg Life (yrs)	9.39	6.43	5.02	4.42	4.28
	First Payment Period	51	37	40	43	46
	Last Payment Period	247	176	133	104	85
M-5	Avg Life (yrs)	9.35	6.41	4.97	4.34	4.11
	First Payment Period	51	37	39	42	44
	Last Payment Period	239	170	128	100	81
M-6	Avg Life (yrs)	9.30	6.37	4.93	4.26	3.95
	First Payment Period	51	37	39	40	42
	Last Payment Period	230	162	122	96	77
M-7	Avg Life (yrs)	9.23	6.31	4.86	4.18	3.82
	First Payment Period	51	37	38	40	40
	Last Payment Period	219	153	115	90	72
M-8	Avg Life (yrs)	9.14	6.24	4.81	4.09	3.71
	First Payment Period	51	37	38	39	39
	Last Payment Period	206	143	107	84	67
M-9	Avg Life (yrs)	9.00	6.14	4.73	4.01	3.60
	First Payment Period	51	37	37	38	38
	Last Payment Period	194	134	100	78	63
M-10	Avg Life (yrs)	8.82	6.01	4.60	3.91	3.51
	First Payment Period	51	37	37	38	38
	Last Payment Period	178	122	91	71	57

Interest Rate Corridor Notional Schedule (Group I Certificates)

Period	Group I Notional Schedule	Cap Strike (%)	Cap Ceiling (%)

1	N/A	N/A	N/A
2	343,184,729.85	6.56	10.00
3	340,299,423.35	6.56	10.00
4	336,548,629.07	6.78	10.00
5	331,933,304.69	6.56	10.00
6	326,457,940.89	6.78	10.00
7	320,134,912.31	6.56	10.00
8	312,979,796.09	6.56	10.00
9	305,023,291.32	7.26	10.00
10	296,294,359.55	6.56	10.00
11	286,838,284.56	6.77	10.00
12	276,835,971.04	6.55	10.00
13	266,918,050.46	6.77	10.00
14	257,277,320.05	6.55	10.00
15	247,907,312.46	6.54	10.00
16	238,800,316.37	6.76	10.00
17	229,943,536.32	6.54	10.00
18	221,333,658.82	6.75	10.00
19	212,913,943.55	6.53	10.00
20	204,716,002.58	6.54	10.00
21	196,676,844.11	7.25	10.00
22	187,921,903.13	6.54	10.00
23	176,085,787.52	7.11	10.00
24	163,779,664.64	8.14	10.00
25	152,135,368.17	8.80	10.00
26	141,153,611.47	8.49	10.00
27	131,299,524.98	8.47	10.00
28	123,904,423.47	8.73	10.00
29	117,413,499.11	8.54	10.00
30	111,141,856.86	9.24	10.00
31	105,076,374.16	9.05	10.00
32	99,210,053.89	9.04	10.00
33	93,536,141.04	9.65	10.00
34	88,048,114.28	9.03	10.00
35	82,738,757.00	9.44	10.00
36	77,602,570.74	9.56	10.00
37	72,634,639.40	10.00	10.00
38	72,634,639.40	9.68	10.00
39	72,634,639.40	9.66	10.00
40	72,634,639.40	9.96	10.00
41	72,634,639.40	9.73	10.00
42	N/A	N/A	N/A

Interest Rate Corridor Notional Schedule (Group II Certificates)

Period	Group II Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	339,341,924.52	6.32	10.00
3	336,357,823.91	6.32	10.00
4	332,510,847.53	6.53	10.00
5	327,802,384.58	6.32	10.00
6	322,237,824.14	6.53	10.00
7	315,831,866.94	6.32	10.00
8	308,616,327.33	6.32	10.00
9	300,620,618.21	6.99	10.00
10	291,880,403.77	6.31	10.00
11	282,449,656.94	6.52	10.00
12	272,525,371.38	6.31	10.00
13	262,696,049.87	6.52	10.00
14	253,141,766.05	6.30	10.00
15	243,857,126.93	6.30	10.00
16	234,834,413.71	6.51	10.00
17	226,051,233.45	6.30	10.00
18	217,420,945.82	6.51	10.00
19	208,998,893.44	6.32	10.00
20	200,758,542.50	6.32	10.00
21	192,631,773.41	7.00	10.00
22	183,653,935.43	6.32	10.00
23	171,888,418.34	6.94	10.00
24	159,715,059.89	7.93	10.00
25	148,209,754.18	8.58	10.00
26	137,389,635.97	8.28	10.00
27	127,779,184.78	8.25	10.00
28	120,487,599.69	8.51	10.00
29	114,054,474.06	8.35	10.00
30	107,843,998.78	9.02	10.00
31	101,839,341.55	8.85	10.00
32	96,033,480.78	8.84	10.00
33	90,419,638.60	9.45	10.00
34	84,990,473.64	8.87	10.00
35	79,740,285.45	9.29	10.00
36	74,663,234.57	9.38	10.00
37	69,753,651.20	9.82	10.00
38	69,753,651.20	9.50	10.00
39	69,753,651.20	9.48	10.00
40	69,753,651.20	9.79	10.00
41	69,753,651.20	9.58	10.00
42	N/A	N/A	N/A

Interest Rate Corridor Notional Schedule (Mezzanine Certificates)

Period	Mezzanine Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	148,750,000.00	6.44	10.00
3	148,750,000.00	6.44	10.00
4	148,750,000.00	6.66	10.00
5	148,750,000.00	6.44	10.00
6	148,750,000.00	6.66	10.00
7	148,750,000.00	6.44	10.00
8	148,750,000.00	6.44	10.00
9	148,750,000.00	7.13	10.00
10	148,750,000.00	6.44	10.00
11	148,750,000.00	6.65	10.00
12	148,750,000.00	6.43	10.00
13	148,750,000.00	6.64	10.00
14	148,750,000.00	6.43	10.00
15	148,750,000.00	6.42	10.00
16	148,750,000.00	6.64	10.00
17	148,750,000.00	6.42	10.00
18	148,750,000.00	6.63	10.00
19	148,750,000.00	6.43	10.00
20	148,750,000.00	6.43	10.00
21	148,750,000.00	7.12	10.00
22	148,750,000.00	6.43	10.00
23	148,750,000.00	7.02	10.00
24	148,750,000.00	8.03	10.00
25	148,750,000.00	8.69	10.00
26	148,750,000.00	8.39	10.00
27	148,750,000.00	8.36	10.00
28	148,750,000.00	8.62	10.00
29	148,750,000.00	8.45	10.00
30	148,750,000.00	9.13	10.00
31	148,750,000.00	8.95	10.00
32	148,750,000.00	8.94	10.00
33	148,750,000.00	9.55	10.00
34	148,750,000.00	8.95	10.00
35	148,750,000.00	9.36	10.00
36	148,750,000.00	9.47	10.00
37	148,750,000.00	9.92	10.00
38	143,808,706.88	9.59	10.00
39	134,900,582.31	9.57	10.00
40	126,283,562.12	9.88	10.00
41	117,947,802.09	9.65	10.00
42	N/A	N/A	N/A

Effective Net WAC Rate Cap (%) for Group I Certificates

Period	Effective NWC (1), (2), (3) (%)	Period	Effective NWC (1), (2), (3) (%)	Period	Effective NWC (1), (2), (3) (%)
1	NA	35	10.00	69	11.33
2	10.00	36	10.00	70	10.23
3	10.00	37	10.00	71	10.56
4	10.00	38	10.00	72	10.20
5	10.00	39	10.00	73	10.53
6	10.00	40	10.00	74	10.19
7	10.00	41	10.00	75	10.18
8	10.00	42	14.01	76	10.51
9	10.00	43	13.56	77	10.16
10	10.00	44	13.43	78	10.49
11	10.00	45	14.72	79	10.15
12	10.00	46	13.21		
13	10.00	47	13.62		
14	10.00	48	13.17		
15	10.00	49	13.59		
16	10.00	50	13.12		
17	10.00	51	13.09		
18	10.00	52	13.50		
19	10.00	53	13.03		
20	10.00	54	13.44		
21	10.00	55	12.98		
22	10.00	56	12.95		
23	10.00	57	14.30		
24	10.00	58	12.88		
25	10.00	59	13.27		
26	10.00	60	12.81		
27	10.00	61	13.21		
28	10.00	62	12.75		
29	10.00	63	12.72		
30	10.00	64	13.10		
31	10.00	65	12.65		
32	10.00	66	13.03		
33	10.00	67	12.58		
34	10.00	68	10.76		

(1) Assumes 1M LIBOR, 6M LIBOR , 12M LIBOR and 1YR CMT increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

Effective Net WAC Rate Cap (%) for Group II Certificates

Period	Effective NWC (1), (2), (3) (%)		Period	Effective NWC (1), (2), (3) (%)		Period	Effective NWC (1), (2), (3) (%)
1	NA		35	10.00		69	10.64
2	10.00		36	10.00		70	9.59
3	10.00		37	10.00		71	9.88
4	10.00		38	10.00		72	9.54
5	10.00		39	10.00		73	9.82
6	10.00		40	10.00		74	9.48
7	10.00		41	10.00		75	9.45
8	10.00		42	11.20		76	9.74
9	10.00		43	10.92		77	9.40
10	10.00		44	10.87		78	9.68
11	10.00		45	11.99		79	9.34
12	10.00		46	10.79			
13	10.00		47	11.11			
14	10.00		48	10.71			
15	10.00		49	11.04			
16	10.00		50	10.64			
17	10.00		51	10.60			
18	10.00		52	10.92			
19	10.00		53	10.52			
20	10.00		54	10.83			
21	10.00		55	10.44			
22	10.00		56	10.40			
23	10.00		57	11.46			
24	10.00		58	10.32			
25	10.00		59	10.62			
26	10.00		60	10.25			
27	10.00		61	10.57			
28	10.00		62	10.19			
29	10.00		63	10.14			
30	10.00		64	10.44			
31	10.00		65	10.06			
32	10.00		66	10.36			
33	10.00		67	9.99			
34	10.00		68	9.71			

(1) Assumes 1M LIBOR, 6M LIBOR , 12M LIBOR and 1YR CMT increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

Effective Net WAC Rate Cap (%) for Class M Certificates

Period	Effective NWC (1), (2), (3) (%)		Period	Effective NWC (1), (2), (3) (%)		Period	Effective NWC (1), (2), (3) (%)
1	N/A		35	10.00		69	10.58
2	10.00		36	10.00		70	9.53
3	10.00		37	10.00		71	9.82
4	10.00		38	10.00		72	9.47
5	10.00		39	10.00		73	9.76
6	10.00		40	10.00		74	9.42
7	10.00		41	10.00		75	9.39
8	10.00		42	10.35		76	9.67
9	10.00		43	10.12		77	9.33
10	10.00		44	10.10		78	9.61
11	10.00		45	11.16		79	9.27
12	10.00		46	10.07			
13	10.00		47	10.38			
14	10.00		48	10.04			
15	10.00		49	10.36			
16	10.00		50	10.01			
17	10.00		51	9.99			
18	10.00		52	10.30			
19	10.00		53	9.95			
20	10.00		54	10.26			
21	10.00		55	9.90			
22	10.00		56	9.88			
23	10.00		57	10.91			
24	10.00		58	9.83			
25	10.00		59	10.13			
26	10.00		60	9.79			
27	10.00		61	10.09			
28	10.00		62	9.74			
29	10.00		63	9.72			
30	10.00		64	10.01			
31	10.00		65	9.66			
32	10.00		66	9.96			
33	10.00		67	9.61			
34	10.00		68	9.58			

(1) Assumes 1M LIBOR, 6M LIBOR , 12M LIBOR and 1YR CMT increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

Excess Spread Table[(1),(2),(3)]

Period	FWD 1ML (%)	FWD 6ML (%)	FWD 1YR CMT (%)	Static Index XS (%)	FWD Index XS (%)
1	3.0900	3.4900	3.2900	0.78%	0.78%
2	3.2837	3.6398	3.4254	3.17%	2.98%
3	3.4487	3.7414	3.4865	3.17%	2.81%
4	3.6073	3.8296	3.5400	3.28%	2.78%
5	3.6682	3.8973	3.5839	3.17%	2.59%
6	3.7785	3.9544	3.6224	3.27%	2.61%
7	3.8862	4.0028	3.6562	3.16%	2.37%
8	3.8868	4.0423	3.6839	3.16%	2.37%
9	3.9643	4.0784	3.7112	3.49%	2.70%
10	4.0204	4.1089	3.7352	3.15%	2.23%
11	4.0036	4.1365	3.7555	3.25%	2.38%
12	4.0617	4.1663	3.7759	3.14%	2.18%
13	4.1160	4.1929	3.7934	3.24%	2.26%
14	4.0977	4.2158	3.8086	3.12%	2.13%
15	4.1395	4.2405	3.8235	3.12%	2.08%
16	4.1831	4.2637	3.8369	3.22%	2.18%
17	4.1802	4.2825	3.8477	3.10%	2.03%
18	4.2179	4.2980	3.8576	3.20%	2.13%
19	4.2532	4.3106	3.8658	3.10%	1.96%
20	4.2430	4.3215	3.8729	3.10%	1.97%
21	4.2751	4.3298	3.8808	3.43%	2.38%
22	4.3019	4.3364	3.8879	3.09%	1.91%
23	4.2701	4.3421	3.9048	3.42%	2.41%
24	4.2924	4.3486	3.9110	3.90%	3.18%
25	4.3155	4.3547	3.9169	4.18%	3.59%
26	4.2927	4.3592	3.9217	4.04%	3.43%
27	4.3129	4.3690	3.9282	4.01%	3.38%
28	4.3310	4.3783	3.9343	4.11%	3.50%
29	4.3092	4.3857	3.9393	3.98%	3.36%
30	4.3267	4.3936	3.9463	4.08%	3.50%
31	4.3443	4.4004	3.9526	3.95%	3.32%
32	4.3490	4.4068	3.9589	3.93%	3.30%
33	4.3672	4.4114	3.9653	4.16%	3.59%
34	4.3790	4.4155	3.9716	3.93%	3.27%
35	4.3547	4.4199	3.9668	4.04%	3.45%
36	4.3677	4.4273	3.9743	3.92%	3.31%
37	4.3807	4.4350	3.9820	4.04%	3.46%
38	4.3769	4.4423	3.9892	3.90%	3.27%
39	4.3908	4.4524	3.9917	3.92%	3.27%

Period	FWD 1ML (%)	FWD 6ML (%)	FWD 1YR CMT (%)	Static Index XS (%)	FWD Index XS (%)
40	4.4022	4.4624	3.9923	4.04%	3.42%
41	4.3991	4.4709	3.9918	3.92%	3.26%
42	4.4122	4.4807	3.9932	4.03%	3.42%
43	4.4248	4.4899	3.9942	3.91%	3.25%
44	4.4357	4.4992	4.0000	3.90%	3.23%
45	4.4491	4.4940	4.0069	4.24%	3.68%
46	4.4582	4.4849	4.0140	3.88%	3.18%
47	4.4555	4.4767	4.0212	3.99%	3.33%
48	4.4669	4.4692	4.0292	3.86%	3.14%
49	4.4778	4.4629	4.0369	3.97%	3.27%
50	4.4057	4.4659	4.0399	3.84%	3.17%
51	4.3968	4.4874	4.0480	3.83%	3.16%
52	4.4049	4.5124	4.0575	3.93%	3.30%
53	4.4130	4.5362	4.0663	3.80%	3.13%
54	4.4277	4.5623	4.0759	3.91%	3.28%
55	4.4986	4.5864	4.0853	3.78%	3.06%
56	4.5303	4.5900	4.0939	3.77%	3.02%
57	4.5428	4.5864	4.1018	4.10%	3.47%
58	4.5531	4.5821	4.1099	3.74%	2.96%
59	4.5649	4.5785	4.1180	3.85%	3.10%
60	4.5685	4.5732	4.1257	3.72%	2.93%
61	4.5195	4.5707	4.1337	3.83%	3.12%
62	4.5097	4.5858	4.1421	3.70%	2.96%
63	4.5180	4.6078	4.1509	3.69%	2.94%
64	4.5268	4.6304	4.1598	3.79%	3.07%
65	4.5355	4.6515	4.1678	3.66%	2.90%
66	4.5511	4.6747	4.1767	3.77%	3.05%
67	4.6109	4.6957	4.1851	3.64%	2.84%
68	4.6377	4.6991	4.1922	3.63%	2.80%
69	4.6494	4.6964	4.1984	3.97%	3.26%
70	4.6591	4.6931	4.2048	3.62%	2.76%
71	4.6703	4.6908	4.2231	3.73%	2.91%
72	4.6739	4.6867	4.2291	3.61%	2.74%
73	4.6305	4.6850	4.2354	3.72%	2.93%
74	4.6225	4.6969	4.2413	3.60%	2.77%
75	4.6309	4.7144	4.2476	3.59%	2.76%
76	4.6398	4.7320	4.2538	3.71%	2.90%
77	4.6484	4.7488	4.2593	3.59%	2.74%
78	4.6617	4.7668	4.2655	3.70%	2.90%

(1) Assumes the pricing Speeds
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, such amount multiplied by 12

Excess Spread Table (continued)[(1), (2),(3)]

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Statistical Cut-Off Date balance.

	Summary
Total Scheduled Principal Balance:	$634,785,369
Number of Mortgage Loans	3,089
Average Scheduled Principal Balance:	$205,499
Weighted Average Gross Coupon:	7.165%
Weighted Average Net Coupon:	6.655%
Weighted Average Original FICO Score:	633
Weighted Average Original LTV Ratio[1]:	77.24%
Weighted Average Stated Remaining Term:	357
Weighted Average Seasoning	1
Weighted Average Months to Next Adjustment:	24
Weighted Average Gross Margin[2]:	5.504%
Weighted Average Initial Rate Cap[2]:	2.991%
Weighted Average Periodic Rate Cap[2]:	1.020%
Weighted Average Gross Maximum Lifetime Rate[2]:	13.485%
Weighted Average Gross Minimum Lifetime Rate[2]:	5.525%
Interest Only:	24.97%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

(2) ARM Loans only

THE TOTAL MORTGAGE LOANS (ALL COLLATERAL)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50,000 or Less	151	5,956,565	0.94	39,447	9.129	77.53	600	70.48	34.31
50,001 - 100,000	455	35,554,379	5.60	78,141	8.427	77.12	603	64.13	36.97
100,001 - 150,000	581	72,486,725	11.42	124,762	7.897	78.19	609	65.94	38.55
150,001 - 200,000	578	101,342,288	15.96	175,333	7.483	75.72	615	63.77	39.25
200,001 - 250,000	418	94,291,886	14.85	225,579	7.143	77.31	633	56.20	40.17
250,001 - 300,000	296	81,653,191	12.86	275,855	6.987	77.43	633	56.87	40.70
300,001 - 350,000	207	67,286,902	10.60	325,058	6.852	79.57	638	46.25	40.65
350,001 - 400,000	181	68,480,753	10.79	378,347	6.885	80.79	641	43.56	41.06
400,001 - 450,000	90	38,529,311	6.07	428,103	6.414	77.29	660	56.26	38.97
450,001 - 500,000	86	41,019,535	6.46	476,971	6.167	74.01	673	58.17	37.73
500,001 - 550,000	17	8,998,152	1.42	529,303	6.649	71.70	678	58.96	42.79
550,001 - 600,000	10	5,777,340	0.91	577,734	6.510	77.28	661	69.83	41.93
600,001 - 650,000	11	7,006,134	1.10	636,921	6.620	66.91	673	63.52	34.49
650,001 - 700,000	3	1,979,619	0.31	659,873	6.917	69.14	679	66.66	38.88
700,001 - 750,000	1	749,429	0.12	749,429	7.375	79.20	682	100.00	21.54
800,001 - 850,000	1	823,232	0.13	823,232	5.625	53.23	690	100.00	53.09
850,001 - 900,000	1	872,000	0.14	872,000	7.500	68.66	658	100.00	49.82
950,001 - 1,000,000	2	1,977,928	0.31	988,964	6.251	56.84	710	100.00	22.72
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
3.501 - 4.000	2	609,888	0.10	304,944	4.000	70.99	721	100.00	30.87
4.001 - 4.500	23	6,973,629	1.10	303,201	4.442	59.34	741	100.00	41.93
4.501 - 5.000	119	37,295,622	5.88	313,409	4.780	60.64	739	91.00	35.62
5.001 - 5.500	125	35,950,893	5.66	287,607	5.343	70.25	704	69.25	37.85
5.501 - 6.000	176	50,917,994	8.02	289,307	5.817	75.41	663	73.14	39.80
6.001 - 6.500	340	84,167,484	13.26	247,551	6.347	78.71	640	57.55	40.72
6.501 - 7.000	470	107,808,903	16.98	229,381	6.823	80.90	635	53.66	40.43
7.001 - 7.500	502	102,837,768	16.20	204,856	7.332	80.65	622	53.21	40.11
7.501 - 8.000	392	69,811,602	11.00	178,091	7.802	80.60	618	44.91	39.11
8.001 - 8.500	263	43,814,230	6.90	166,594	8.312	81.49	601	43.07	38.61
8.501 - 9.000	245	37,094,831	5.84	151,407	8.789	82.91	597	38.19	38.97
9.001 - 9.500	123	17,910,308	2.82	145,612	9.275	76.54	565	51.42	40.31
9.501 - 10.000	86	10,674,112	1.68	124,118	9.787	70.26	564	66.97	40.62
10.001 - 10.500	59	8,439,155	1.33	143,037	10.317	69.08	558	52.72	41.41
10.501 - 11.000	60	8,473,054	1.33	141,218	10.817	64.94	532	74.39	37.02
11.001 - 11.500	47	6,010,110	0.95	127,875	11.323	64.90	529	75.43	38.40
11.501 - 12.000	35	3,851,078	0.61	110,031	11.771	63.79	525	63.08	38.40
12.001 - 12.500	13	1,332,117	0.21	102,471	12.269	67.30	520	88.33	41.76
12.501 - 13.000	7	621,265	0.10	88,752	12.705	64.38	519	59.83	41.76
13.001 - 13.500	1	127,500	0.02	127,500	13.500	75.00	556	100.00	41.10
13.501 - 14.000	1	63,825	0.01	63,825	13.750	75.00	510	100.00	27.87
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY FICO

Fico Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
NA	2	211,957	0.03	105,978	8.243	88.68	0	100.00	41.53
500 or less	9	1,488,412	0.23	165,379	9.457	64.91	500	72.01	40.51
501 - 520	155	23,548,926	3.71	151,929	9.811	69.25	510	62.61	41.08
521 - 540	183	29,504,248	4.65	161,225	9.264	71.59	531	73.99	40.66
541 - 560	209	36,289,063	5.72	173,632	8.370	72.73	551	71.66	39.09
561 - 580	221	40,652,845	6.40	183,950	7.834	77.71	571	66.56	40.55
581 - 600	432	74,959,027	11.81	173,516	7.227	79.26	590	77.95	39.87
601 - 620	433	88,215,566	13.90	203,731	7.143	80.15	611	61.48	39.62
621 - 640	357	74,019,617	11.66	207,338	7.052	81.94	630	57.36	40.55
641 - 660	350	78,501,130	12.37	224,289	6.999	81.57	650	34.61	40.34
661 - 680	206	46,915,380	7.39	227,745	6.918	81.47	670	31.35	40.10
681 - 700	143	34,360,367	5.41	240,282	6.572	76.81	690	42.47	38.75
701 - 720	108	27,998,119	4.41	259,242	6.304	75.36	710	40.29	39.17
721 - 740	91	24,076,685	3.79	264,579	5.775	71.16	731	58.18	38.00
741 - 760	72	19,225,236	3.03	267,017	5.754	69.73	751	55.68	37.03
761 - 780	61	20,131,725	3.17	330,028	5.389	65.28	770	71.13	34.19
781 - 800	40	10,597,688	1.67	264,942	5.306	66.64	789	84.90	36.58
801 - 820	17	4,089,379	0.64	240,552	5.179	60.54	807	74.72	30.45
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
1st Lien	3,089	634,785,369	100.00	205,499	7.165	77.24	633	57.48	39.53
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY ORIGINAL LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50 or below	175	33,859,109	5.33	193,481	6.545	41.76	658	67.16	34.46
50.01 - 55.00	71	13,773,281	2.17	193,990	7.341	53.11	625	48.81	39.58
55.01 - 60.00	95	22,431,070	3.53	236,117	6.575	57.81	660	62.26	37.11
60.01 - 65.00	144	34,927,612	5.50	242,553	6.807	63.26	652	74.35	38.21
65.01 - 70.00	258	49,313,134	7.77	191,136	8.127	69.00	605	65.52	38.82
70.01 - 75.00	176	41,348,595	6.51	234,935	7.218	73.84	618	58.36	41.50
75.01 - 80.00	1,190	242,349,747	38.18	203,655	6.943	79.67	637	55.67	40.10
80.01 - 85.00	243	52,360,182	8.25	215,474	7.127	84.37	616	55.94	40.17
85.01 - 90.00	505	100,731,329	15.87	199,468	7.427	89.57	630	48.28	39.52
90.01 - 95.00	177	35,644,577	5.62	201,382	7.545	94.58	633	56.02	40.64
95.01 - 100.00	55	8,046,733	1.27	146,304	8.445	99.95	643	77.28	41.02
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Full Documentation	1,864	364,877,647	57.48	195,750	6.971	76.27	626	100.00	39.40
Stated Documentation	1,152	252,713,239	39.81	219,369	7.479	78.71	641	0.00	40.05
Limited Documentation	65	14,492,112	2.28	222,956	6.991	79.80	639	0.00	35.37
Fast Forward	8	2,702,371	0.43	337,796	4.807	57.62	773	0.00	29.95
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Refinance - Cashout	1,820	389,383,117	61.34	213,947	7.180	75.05	624	61.13	39.58
Purchase	1,145	218,508,017	34.42	190,837	7.167	81.68	646	50.22	39.79
Refinance – Rate & Term	124	26,894,235	4.24	216,889	6.935	72.87	655	63.67	36.60
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Owner Occupied	2,818	594,636,425	93.68	211,014	7.109	76.98	631	59.21	39.84
Non-Owner Occupied	238	32,526,260	5.12	136,665	7.988	81.36	667	30.69	33.53
Second Home	33	7,622,684	1.20	230,990	8.003	79.70	634	36.49	41.10
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Single Family Residence	2,330	465,194,561	73.28	199,654	7.157	76.76	631	60.09	39.15
Planned Unit Development	281	62,968,881	9.92	224,089	7.149	80.46	627	58.85	40.51
2-4 Family	204	54,395,105	8.57	266,643	7.133	75.05	654	37.17	40.90
Condo	194	36,256,263	5.71	186,888	7.241	79.98	636	57.39	40.83
Townhouse	51	8,211,976	1.29	161,019	7.587	77.99	623	47.70	38.87
Condo - High Rise >8 floors	29	7,758,583	1.22	267,537	7.186	81.51	658	43.24	39.24
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
181 - 240	33	6,366,707	1.00	192,931	5.700	58.61	700	60.04	32.62
301 - 360	3,056	628,418,662	99.00	205,634	7.180	77.43	632	57.45	39.60
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed - 15 Year	33	6,366,707	1.00	192,931	5.700	58.61	700	60.04	32.62
Fixed - 30 Year	495	119,332,467	18.80	241,076	5.990	68.05	685	72.34	37.85
Fixed - 30 Year IO	5	1,788,703	0.28	357,741	6.147	75.69	680	50.59	36.78
ARM - 2 Year/6 Month	1,787	327,711,567	51.63	183,386	7.688	78.50	617	50.08	39.54
ARM - 3 Year/6 Month	53	11,911,347	1.88	224,742	7.233	76.46	591	52.40	39.89
ARM - 5 Year/6 Month	9	1,638,184	0.26	182,020	6.979	79.56	633	84.66	41.09
ARM - 3 Year/1 Year	42	8,227,789	1.30	195,900	8.065	76.19	585	48.69	40.80
ARM - 5 Year/1 Year	2	407,841	0.06	203,921	6.384	78.75	607	46.50	44.61
ARM - 7 Year/1 Year	1	388,199	0.06	388,199	5.250	55.79	744	100.00	29.06
ARM - 7 Year/6 Month	1	314,639	0.05	314,639	5.250	70.00	625	0.00	35.14
ARM - 10 Year/6 Month IO	1	245,000	0.04	245,000	6.000	80.00	583	100.00	41.46
ARM - 2 Year/6 Month IO	616	145,364,614	22.90	235,982	7.021	82.51	630	61.10	41.00
ARM - 3 Year/6 Month IO	37	9,447,788	1.49	255,346	6.784	84.05	622	72.00	40.64
ARM - 5 Year/6 Month IO	5	1,061,400	0.17	212,280	5.922	73.76	624	100.00	43.03
ARM - 3 Year/1 Year IO	1	300,000	0.05	300,000	7.000	84.51	629	100.00	44.50
ARM - 5 Year/1 Year IO	1	279,125	0.04	279,125	6.500	79.75	635	100.00	37.83
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY INTEREST ONLY TERM

Interest Only Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Non-Interest Only Loans	2,423	476,298,740	75.03	196,574	7.224	75.50	634	55.95	39.06
24	584	136,198,040	21.46	233,216	7.054	82.28	632	60.29	41.05
36	36	9,056,288	1.43	251,564	6.791	83.79	621	70.79	40.73
60	10	2,352,525	0.37	235,253	6.357	77.73	615	100.00	41.74
120	36	10,879,777	1.71	302,216	6.450	84.64	624	69.23	39.69
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
0	684	145,289,243	22.89	212,411	7.739	77.97	625	55.64	39.27
12	118	26,449,093	4.17	224,145	7.394	77.58	612	65.37	40.76
24	1,588	301,753,514	47.54	190,021	7.369	79.92	618	53.30	40.03
36	699	161,293,519	25.41	230,749	6.229	71.51	671	65.67	38.62
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY INITIAL PERIOD RATE CAP

Initial Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	533	127,487,877	20.08	239,189	5.977	67.68	686	71.42	37.58
1.500	1	358,990	0.06	358,990	6.350	75.00	528	100.00	50.39
2.000	40	11,596,441	1.83	289,911	6.528	85.16	612	72.60	40.57
3.000	2,496	491,435,274	77.42	196,889	7.494	79.54	620	53.30	40.00
5.000	19	3,906,787	0.62	205,620	6.416	76.62	635	79.93	39.41
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY PERIODIC RATE CAP

Subsequent Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	533	127,487,877	20.08	239,189	5.977	67.68	686	71.42	37.58
1.000	2,504	496,596,625	78.23	198,321	7.459	79.72	620	53.91	40.00
1.500	3	870,274	0.14	290,091	6.374	76.75	547	81.65	43.02
2.000	49	9,830,593	1.55	200,624	7.767	75.82	593	54.84	40.94
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY GROSS MARGIN

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	533	127,487,877	20.08	239,189	5.977	67.68	686	71.42	37.58
3.500 or less	7	1,902,993	0.30	271,856	5.531	77.96	644	72.00	37.60
3.501 - 4.000	2	478,964	0.08	239,482	5.236	71.76	657	100.00	48.62
4.001 - 4.500	59	15,833,960	2.49	268,372	6.340	87.19	623	100.00	40.97
4.501 - 5.000	520	135,839,946	21.40	261,231	6.924	81.85	632	41.78	40.14
5.001 - 5.500	901	174,688,047	27.52	193,882	7.147	81.30	624	61.92	40.44
5.501 - 6.000	549	106,547,103	16.78	194,075	7.615	78.93	624	42.69	39.53
6.001 - 6.500	209	26,532,989	4.18	126,952	8.241	78.10	614	39.53	37.86
6.501 - 7.000	157	28,185,141	4.44	179,523	9.673	67.43	561	74.32	40.57
7.001 - 7.500	127	15,177,818	2.39	119,510	10.386	66.47	555	84.24	39.18
7.501 - 8.000	19	1,583,340	0.25	83,334	11.399	62.94	532	71.61	39.13
8.001 - 8.500	5	450,493	0.07	90,099	10.087	49.65	521	64.55	43.38
9.001 - 9.500	1	76,700	0.01	76,700	11.500	65.00	502	100.00	42.30
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	533	127,487,877	20.08	239,189	5.977	67.68	686	71.42	37.58
12.500 or less	463	119,019,095	18.75	257,061	6.036	78.84	651	64.19	40.68
12.501 - 13.000	411	94,039,144	14.81	228,806	6.796	81.27	634	55.81	40.71
13.001 - 13.500	464	97,957,085	15.43	211,114	7.299	80.96	623	52.91	40.02
13.501 - 14.000	369	67,055,608	10.56	181,723	7.772	80.98	619	43.76	39.08
14.001 - 14.500	241	41,664,216	6.56	172,881	8.277	82.45	601	44.19	39.04
14.501 - 15.000	218	33,830,127	5.33	155,184	8.763	83.08	595	37.48	39.12
15.001 - 15.500	107	15,822,692	2.49	147,876	9.261	76.62	565	47.31	40.54
15.501 - 16.000	78	10,201,299	1.61	130,786	9.722	70.72	566	67.54	40.48
16.001 - 16.500	54	8,238,464	1.30	152,564	10.318	68.88	558	51.92	41.45
16.501 - 17.000	57	8,305,154	1.31	145,704	10.818	65.04	530	73.87	37.24
17.001 - 17.500	41	5,454,442	0.86	133,035	11.334	64.71	529	73.48	38.21
17.501 - 18.000	34	3,790,096	0.60	111,473	11.769	64.17	526	62.49	38.63
18.001 - 18.500	10	1,107,481	0.17	110,748	12.282	70.13	519	85.96	43.43
18.501 - 19.000	7	621,265	0.10	88,752	12.705	64.38	519	59.83	41.76
19.001 - 19.500	1	127,500	0.02	127,500	13.500	75.00	556	100.00	41.10
19.501 - 20.000	1	63,825	0.01	63,825	13.750	75.00	510	100.00	27.87
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	533	127,487,877	20.08	239,189	5.977	67.68	686	71.42	37.58
5.000 or less	575	151,055,224	23.80	262,705	6.823	82.26	632	48.41	40.17
5.001 - 5.500	893	173,498,123	27.33	194,287	7.153	81.28	624	61.85	40.47
5.501 - 6.000	551	106,951,555	16.85	194,104	7.610	79.03	624	42.75	39.57
6.001 - 6.500	212	27,488,311	4.33	129,662	8.145	78.65	614	40.62	38.03
6.501 - 7.000	159	28,278,291	4.45	177,851	9.573	67.69	563	74.10	40.40
7.001 - 7.500	124	15,333,623	2.42	123,658	10.238	67.52	555	83.55	39.08
7.501 - 8.000	28	2,969,283	0.47	106,046	10.326	66.49	560	59.64	40.63
8.001 - 8.500	7	755,872	0.12	107,982	10.582	57.87	518	78.87	40.95
8.501 - 9.000	5	761,841	0.12	152,368	10.111	72.85	570	21.78	41.40
9.001 - 9.500	1	76,700	0.01	76,700	11.500	65.00	502	100.00	42.30
9.501 - 10.000	1	128,669	0.02	128,669	12.750	78.00	527	100.00	42.94
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY NEXT ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	533	127,487,877	20.08	239,189	5.977	67.68	686	71.42	37.58
September 2006	1	240,596	0.04	240,596	11.125	70.00	505	0.00	47.11
October 2006	2	548,789	0.09	274,394	7.332	90.28	572	65.60	41.99
November 2006	12	3,541,966	0.56	295,164	6.907	86.58	612	47.95	40.95
December 2006	39	10,664,184	1.68	273,441	6.383	86.18	618	77.80	39.71
January 2007	109	28,118,848	4.43	257,971	6.817	84.29	627	54.91	40.46
February 2007	69	16,525,801	2.60	239,504	6.848	86.88	641	57.40	41.36
March 2007	59	12,471,917	1.96	211,388	6.927	83.74	608	76.69	43.21
April 2007	260	48,741,210	7.68	187,466	7.515	84.49	611	55.66	40.74
May 2007	776	143,739,596	22.64	185,231	7.616	78.24	621	49.42	40.48
June 2007	1,076	208,483,275	32.84	193,758	7.619	77.77	622	52.72	39.10
September 2007	1	125,457	0.02	125,457	5.250	95.00	606	100.00	48.12
October 2007	1	142,800	0.02	142,800	6.625	85.00	591	100.00	42.59
November 2007	4	1,356,191	0.21	339,048	6.970	82.08	607	22.12	41.84
December 2007	7	2,029,994	0.32	289,999	6.323	90.05	619	65.05	41.81
January 2008	9	2,818,334	0.44	313,148	7.029	87.67	600	58.99	38.43
February 2008	5	1,644,428	0.26	328,886	6.942	85.73	606	75.78	37.52
March 2008	6	1,254,704	0.20	209,117	6.396	84.38	594	87.27	39.73
April 2008	10	2,644,453	0.42	264,445	6.999	82.38	613	63.19	42.08
May 2008	40	7,041,985	1.11	176,050	7.692	73.99	599	52.00	38.76
June 2008	50	10,828,577	1.71	216,572	7.654	74.44	592	56.56	41.58
June 2009	1	228,000	0.04	228,000	5.250	87.02	610	100.00	33.39
February 2010	1	305,000	0.05	305,000	5.300	60.16	666	100.00	51.50
April 2010	1	189,639	0.03	189,639	6.250	77.31	579	100.00	45.40
May 2010	6	1,204,711	0.19	200,785	6.630	79.94	659	81.89	40.29
June 2010	8	1,459,200	0.23	182,400	6.956	78.02	602	82.78	41.99
February 2012	1	388,199	0.06	388,199	5.250	55.79	744	100.00	29.06
May 2012	1	314,639	0.05	314,639	5.250	70.00	625	0.00	35.14
November 2014	1	245,000	0.04	245,000	6.000	80.00	583	100.00	41.46
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

DISTRIBUTION BY STATE

Distribution By State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
New York	405	121,880,678	19.20	300,940	6.177	71.40	668	60.74	39.15
California	365	106,178,558	16.73	290,900	6.943	77.63	633	47.06	41.08
New Jersey	269	67,631,785	10.65	251,419	6.804	72.83	652	63.02	40.08
Florida	302	56,028,109	8.83	185,524	7.602	80.59	625	50.02	38.61
Maryland	175	36,668,592	5.78	209,535	7.217	78.09	614	54.38	38.93
Virginia	132	29,564,771	4.66	223,976	7.118	80.43	636	57.04	40.58
Georgia	167	25,964,012	4.09	155,473	7.397	83.64	619	63.55	38.12
Illinois	105	21,655,135	3.41	206,239	7.625	82.65	622	56.79	39.87
Massachusetts	58	12,964,365	2.04	223,524	8.193	75.77	598	61.38	42.04
Texas	110	12,859,649	2.03	116,906	8.113	80.89	617	58.13	39.31
Colorado	62	11,497,123	1.81	185,437	7.398	82.02	620	59.59	43.32
Arizona	59	9,780,878	1.54	165,778	7.737	81.17	622	51.65	37.54
Pennsylvania	76	9,432,927	1.49	124,117	8.078	80.84	610	68.77	38.65
Michigan	78	9,318,661	1.47	119,470	8.206	82.36	609	55.27	40.27
Nevada	42	8,978,528	1.41	213,774	7.425	77.71	608	65.72	39.06
Other	684	94,381,597	14.87	137,985	7.937	79.00	608	63.31	38.13
Total:	**3,089**	**634,785,369**	**100.00**	**205,499**	**7.165**	**77.24**	**633**	**57.48**	**39.53**

The Group II Mortgage Loans

Collateral Summary

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Statistical Cut-Off Date balance.

	Summary
Total Scheduled Principal Balance:	$315,649,187
Number of Mortgage Loans	1,148
Average Scheduled Principal Balance:	274,956
Weighted Average Gross Coupon:	7.037%
Weighted Average Net Coupon:	6.527%
Weighted Average Original FICO Score:	637
Weighted Average Original LTV Ratio[1]:	77.15%
Weighted Average Stated Remaining Term:	357
Weighted Average Seasoning	1 months
Weighted Average Months to Next Adjustment:	24 months
Weighted Average Gross Margin[2]:	5.412%
Weighted Average Initial Rate Cap[2]:	2.996%
Weighted Average Periodic Rate Cap[2]:	1.022%
Weighted Average Gross Maximum Lifetime Rate[2]:	13.337%
Weighted Average Gross Minimum Lifetime Rate[2]:	5.438%
Interest Only:	30.22%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

(2) ARM Loans only

THE GROUP II MORTGAGE LOANS (NON-CONFORMING LOANS)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50,000 or Less	28	1,139,831	0.36	40,708	9.954	69.02	535	86.86	34.04
50,001 - 100,000	77	5,836,951	1.85	75,805	9.636	70.03	554	83.47	35.50
100,001 - 150,000	75	9,391,542	2.98	125,221	8.955	71.17	557	76.87	38.46
150,001 - 200,000	231	41,113,389	13.03	177,980	7.704	77.51	608	62.98	39.58
200,001 - 250,000	172	38,472,353	12.19	223,676	7.287	78.34	625	54.72	41.42
250,001 - 300,000	121	33,122,993	10.49	273,744	7.064	78.15	627	49.37	41.40
300,001 - 350,000	81	26,222,000	8.31	323,728	7.178	80.74	628	44.12	41.52
350,001 - 400,000	153	58,297,519	18.47	381,030	6.909	81.06	640	43.17	40.84
400,001 - 450,000	82	35,035,863	11.10	427,267	6.368	77.00	661	59.33	38.72
450,001 - 500,000	84	40,081,664	12.70	477,163	6.194	74.08	671	57.19	37.51
500,001 - 550,000	17	8,998,152	2.85	529,303	6.649	71.70	678	58.96	42.79
550,001 - 600,000	9	5,188,590	1.64	576,510	6.383	77.53	665	66.41	40.78
600,001 - 650,000	11	7,006,134	2.22	636,921	6.620	66.91	673	63.52	34.49
650,001 - 700,000	2	1,319,619	0.42	659,809	5.750	79.27	726	100.00	42.47
700,001 - 750,000	1	749,429	0.24	749,429	7.375	79.20	682	100.00	21.54
800,001 - 850,000	1	823,232	0.26	823,232	5.625	53.23	690	100.00	53.09
850,001 - 900,000	1	872,000	0.28	872,000	7.500	68.66	658	100.00	49.82
950,001 - 1,000,000	2	1,977,928	0.63	988,964	6.251	56.84	710	100.00	22.72
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
3.501 - 4.000	1	497,968	0.16	497,968	4.000	68.97	739	100.00	26.62
4.001 - 4.500	8	3,029,444	0.96	378,681	4.427	66.96	735	100.00	46.17
4.501 - 5.000	52	21,054,258	6.67	404,890	4.789	63.44	729	90.25	35.19
5.001 - 5.500	51	18,612,834	5.90	364,958	5.343	70.45	708	74.38	36.06
5.501 - 6.000	80	28,635,651	9.07	357,946	5.808	74.14	672	77.70	39.22
6.001 - 6.500	159	49,176,146	15.58	309,284	6.355	79.97	644	51.27	40.98
6.501 - 7.000	189	56,365,309	17.86	298,229	6.824	81.08	637	51.07	40.79
7.001 - 7.500	187	52,904,262	16.76	282,910	7.338	79.92	631	44.60	40.34
7.501 - 8.000	105	27,866,744	8.83	265,398	7.782	80.05	622	36.88	39.47
8.001 - 8.500	76	17,898,884	5.67	235,512	8.321	78.61	591	45.87	39.93
8.501 - 9.000	66	13,899,740	4.40	210,602	8.787	83.43	580	38.89	42.15
9.001 - 9.500	44	7,498,446	2.38	170,419	9.227	78.85	540	54.83	41.16
9.501 - 10.000	23	3,665,609	1.16	159,374	9.787	70.33	531	68.72	44.26
10.001 - 10.500	23	3,531,710	1.12	153,553	10.325	70.45	562	40.88	42.49
10.501 - 11.000	29	4,735,037	1.50	163,277	10.808	63.86	522	60.75	35.80
11.001 - 11.500	25	3,354,905	1.06	134,196	11.324	66.74	522	68.27	38.87
11.501 - 12.000	19	1,988,284	0.63	104,647	11.786	65.28	513	84.79	38.39
12.001 - 12.500	7	620,087	0.20	88,584	12.222	70.00	513	100.00	38.09
12.501 - 13.000	3	250,044	0.08	83,348	12.710	56.21	510	19.99	47.38
13.501 - 14.000	1	63,825	0.02	63,825	13.750	75.00	510	100.00	27.87
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY FICO

Fico Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
NA	1	91,957	0.03	91,957	9.375	100.00	0	100.00	45.34
500 or less	8	1,285,499	0.41	160,687	9.352	64.11	500	67.60	39.03
501 - 520	142	21,491,996	6.81	151,352	9.799	69.46	510	61.78	40.94
521 - 540	49	9,386,831	2.97	191,568	8.933	73.50	531	78.57	40.93
541 - 560	44	11,371,207	3.60	258,437	8.161	72.32	550	66.79	37.83
561 - 580	66	15,050,610	4.77	228,040	7.906	78.34	571	62.32	42.37
581 - 600	127	30,269,319	9.59	238,341	7.037	79.50	590	77.57	40.06
601 - 620	149	42,123,794	13.35	282,710	7.024	80.52	610	63.25	40.36
621 - 640	122	34,853,624	11.04	285,685	6.831	81.99	631	61.45	40.75
641 - 660	142	45,869,121	14.53	323,022	6.885	81.14	650	30.22	41.01
661 - 680	92	28,842,974	9.14	313,511	6.793	79.80	670	31.16	40.66
681 - 700	54	18,685,763	5.92	346,033	6.454	76.33	690	45.05	37.98
701 - 720	42	14,557,815	4.61	346,615	6.244	74.58	710	44.52	38.80
721 - 740	36	13,434,953	4.26	373,193	5.616	70.67	732	72.66	37.70
741 - 760	26	9,105,198	2.88	350,200	5.984	73.80	751	44.08	37.87
761 - 780	32	13,361,059	4.23	417,533	5.304	65.43	770	68.47	35.02
781 - 800	13	4,848,954	1.54	372,996	5.189	65.22	790	81.51	36.09
801 - 820	3	1,018,514	0.32	339,505	5.681	71.24	808	100.00	29.29
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
1st Lien	1,148	315,649,187	100.00	274,956	7.037	77.15	637	55.69	39.83
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

Distribution by Original LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
50 or below	49	12,466,730	3.95	254,423	6.547	40.95	658	75.55	32.85
50.01 - 55.00	17	4,378,392	1.39	257,552	7.426	53.40	603	44.11	41.45
55.01 - 60.00	39	10,656,846	3.38	273,252	6.535	57.70	666	69.77	35.17
60.01 - 65.00	57	17,938,347	5.68	314,708	6.436	63.27	668	80.53	37.22
65.01 - 70.00	104	23,614,789	7.48	227,065	7.791	68.98	613	62.09	39.52
70.01 - 75.00	84	22,157,797	7.02	263,783	7.336	73.90	611	57.90	40.51
75.01 - 80.00	555	152,905,660	48.44	275,506	6.875	79.72	643	50.60	40.50
80.01 - 85.00	68	19,614,821	6.21	288,453	7.147	84.35	620	58.01	40.70
85.01 - 90.00	118	35,979,751	11.40	304,913	7.308	89.44	625	50.41	40.44
90.01 - 95.00	40	12,155,512	3.85	303,888	7.387	94.66	638	45.08	41.27
95.01 - 100.00	17	3,780,540	1.20	222,385	8.249	100.00	651	70.75	42.27
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

Distribution by Documentation Type

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Full Documentation	677	175,769,531	55.69	259,630	6.812	75.72	631	100.00	39.17
Stated Documentation	440	130,500,753	41.34	296,593	7.380	79.09	643	0.00	41.17
Limited Documentation	27	7,603,099	2.41	281,596	6.827	79.68	641	0.00	34.25
Fast Forward	4	1,775,805	0.56	443,951	4.860	65.64	770	0.00	30.00
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

Distribution by Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Purchase	573	158,039,596	50.07	275,811	6.977	81.07	648	47.22	40.44
Refinance - Cashout	536	146,120,183	46.29	272,612	7.140	73.48	622	63.55	39.49
Refinance - Rate & Term	39	11,489,408	3.64	294,600	6.548	69.83	672	72.17	35.62
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Owner Occupied	1,086	303,411,059	96.12	279,384	7.013	77.22	636	55.45	40.01
Non-Owner Occupied	48	7,888,428	2.50	164,342	7.426	75.49	651	75.62	31.52
Second Home	14	4,349,701	1.38	310,693	7.980	74.82	641	35.87	42.40
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Single Family Residence	817	222,000,136	70.33	271,726	7.026	76.42	635	58.69	39.24
Planned Unit Development	131	36,893,354	11.69	281,629	6.998	79.77	630	54.18	41.62
2-4 Family	82	25,460,390	8.07	310,493	7.003	76.46	658	38.47	40.94
Condo	84	21,641,899	6.86	257,642	7.071	79.57	638	54.69	41.49
Condo - High Rise >8 floors	18	6,072,132	1.92	337,341	7.239	81.84	669	42.68	38.22
Townhouse	16	3,581,276	1.13	223,830	7.779	77.68	620	35.20	42.77
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
181 - 240	14	3,188,932	1.01	227,781	5.785	62.85	689	63.67	34.43
301 - 360	1,134	312,460,255	98.99	275,538	7.049	77.29	636	55.60	39.88
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed - 15 Year	14	3,188,932	1.01	227,781	5.785	62.85	689	63.67	34.43
Fixed - 30 Year	178	55,983,018	17.74	314,511	5.899	67.12	686	77.70	36.69
Fixed - 30 Year IO	3	1,362,703	0.43	454,234	6.007	76.16	693	35.14	37.12
ARM - 2 Year/6 Month	591	147,867,585	46.85	250,199	7.540	78.22	621	46.52	40.21
ARM - 3 Year/6 Month	21	5,910,716	1.87	281,463	7.293	80.01	584	40.31	39.68
ARM - 5 Year/6 Month	9	1,638,184	0.52	182,020	6.979	79.56	633	84.66	41.09
ARM - 3 Year/1 Year	17	4,560,949	1.44	268,291	7.835	75.95	580	54.09	40.16
ARM - 5 Year/1 Year	2	407,841	0.13	203,921	6.384	78.75	607	46.50	44.61
ARM - 7 Year/1 Year	1	388,199	0.12	388,199	5.250	55.79	744	100.00	29.06
ARM - 7 Year/6 Month	1	314,639	0.10	314,639	5.250	70.00	625	0.00	35.14
ARM - 10 Year/6 Month IO	1	245,000	0.08	245,000	6.000	80.00	583	100.00	41.46
ARM - 2 Year/6 Month IO	289	87,376,765	27.68	302,342	6.965	81.87	636	56.70	41.42
ARM - 3 Year/6 Month IO	15	5,064,131	1.60	337,609	6.829	83.62	625	59.93	39.51
ARM - 5 Year/6 Month IO	5	1,061,400	0.34	212,280	5.922	73.76	624	100.00	43.03
ARM - 5 Year/1 Year IO	1	279,125	0.09	279,125	6.500	79.75	635	100.00	37.83
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY INTEREST ONLY TERM

Interest Only Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Non-Interest Only Loans	834	220,260,063	69.78	264,101	7.083	75.14	637	54.99	39.20
24	270	81,213,559	25.73	300,791	6.999	81.55	638	55.59	41.47
36	14	4,672,631	1.48	333,759	6.846	83.09	623	56.57	39.60
60	7	1,560,525	0.49	222,932	6.072	75.71	617	100.00	43.00
120	23	7,942,409	2.52	345,322	6.434	84.61	631	66.54	39.81
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
0	268	73,972,229	23.43	276,016	7.554	78.14	632	55.08	40.21
12	60	16,761,400	5.31	279,357	7.226	79.65	621	62.80	41.46
24	563	147,723,146	46.80	262,386	7.211	79.46	623	49.05	40.43
36	257	77,192,412	24.46	300,360	6.165	71.21	672	67.41	37.95
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY INITIAL PERIOD RATE CAP

Initial Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	195	60,534,654	19.18	310,434	5.895	67.10	686	76.00	36.58
2.000	26	8,604,705	2.73	330,950	6.509	84.98	615	67.84	40.58
3.000	909	242,725,441	76.90	267,025	7.350	79.39	626	49.82	40.62
5.000	18	3,784,387	1.20	210,244	6.397	76.19	636	79.28	39.21
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY PERIODIC RATE CAP

Subsequent Period Rate Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	195	60,534,654	19.18	310,434	5.895	67.10	686	76.00	36.58
1.000	931	249,318,721	78.99	267,797	7.303	79.65	626	50.71	40.62
1.500	1	159,698	0.05	159,698	8.350	62.50	502	0.00	36.11
2.000	21	5,636,114	1.79	268,386	7.486	74.95	596	58.97	39.60
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY GROSS MARGIN

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	195	60,534,654	19.18	310,434	5.895	67.10	686	76.00	36.58
3.500 or less	6	1,777,536	0.56	296,256	5.551	76.75	647	70.02	36.85
3.501 - 4.000	1	305,000	0.10	305,000	5.300	60.16	666	100.00	51.50
4.001 - 4.500	27	8,525,975	2.70	315,777	6.167	86.19	631	100.00	39.89
4.501 - 5.000	277	81,419,246	25.79	293,932	6.884	81.02	637	39.07	40.29
5.001 - 5.500	296	84,855,996	26.88	286,676	7.049	81.25	631	59.24	41.20
5.501 - 6.000	183	52,380,387	16.59	286,232	7.514	77.59	630	37.79	40.59
6.001 - 6.500	51	9,063,939	2.87	177,724	8.363	77.01	575	61.97	39.79
6.501 - 7.000	51	9,354,269	2.96	183,417	10.035	69.63	555	63.91	40.46
7.001 - 7.500	47	6,035,962	1.91	128,425	10.440	68.25	535	86.78	39.39
7.501 - 8.000	9	908,020	0.29	100,891	11.303	63.94	526	71.92	38.93
8.001 - 8.500	4	411,503	0.13	102,876	9.859	48.67	521	61.19	42.99
9.001 - 9.500	1	76,700	0.02	76,700	11.500	65.00	502	100.00	42.30
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	195	60,534,654	19.18	310,434	5.895	67.10	686	76.00	36.58
12.500 or less	223	70,651,627	22.38	316,823	6.018	79.30	658	60.97	40.62
12.501 - 13.000	174	52,237,300	16.55	300,214	6.790	81.30	636	52.89	41.42
13.001 - 13.500	175	51,044,960	16.17	291,685	7.301	80.07	633	44.37	40.15
13.501 - 14.000	96	27,039,110	8.57	281,657	7.713	80.92	627	33.33	39.34
14.001 - 14.500	69	17,356,882	5.50	251,549	8.262	80.46	591	49.37	40.60
14.501 - 15.000	59	12,839,971	4.07	217,627	8.748	83.42	581	39.01	42.37
15.001 - 15.500	38	6,496,649	2.06	170,964	9.215	79.74	542	46.93	41.20
15.501 - 16.000	22	3,634,719	1.15	165,214	9.603	72.35	542	67.93	43.36
16.001 - 16.500	20	3,409,206	1.08	170,460	10.326	70.20	564	38.75	42.81
16.501 - 17.000	27	4,617,137	1.46	171,005	10.811	63.68	521	59.75	36.00
17.001 - 17.500	22	2,972,590	0.94	135,118	11.343	66.33	520	64.19	38.14
17.501 - 18.000	18	1,927,302	0.61	107,072	11.784	66.08	513	84.31	38.85
18.001 - 18.500	6	573,213	0.18	95,535	12.220	70.00	513	100.00	39.53
18.501 - 19.000	3	250,044	0.08	83,348	12.710	56.21	510	19.99	47.38
19.501 - 20.000	1	63,825	0.02	63,825	13.750	75.00	510	100.00	27.87
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	195	60,534,654	19.18	310,434	5.895	67.10	686	76.00	36.58
5.000 or less	304	90,233,874	28.59	296,822	6.770	81.33	638	45.77	40.19
5.001 - 5.500	295	84,491,946	26.77	286,413	7.062	81.25	630	58.98	41.23
5.501 - 6.000	184	52,616,107	16.67	285,957	7.504	77.56	630	38.09	40.71
6.001 - 6.500	49	8,867,496	2.81	180,969	8.166	77.66	580	60.77	39.79
6.501 - 7.000	49	9,048,662	2.87	184,667	9.829	69.55	558	63.70	39.89
7.001 - 7.500	49	6,698,197	2.12	136,698	10.170	69.95	538	85.27	39.56
7.501 - 8.000	12	1,661,811	0.53	138,484	10.179	71.97	557	55.83	39.22
8.001 - 8.500	6	716,882	0.23	119,480	10.478	57.75	518	77.72	40.59
8.501 - 9.000	4	702,859	0.22	175,715	9.973	74.42	571	23.61	41.19
9.001 - 9.500	1	76,700	0.02	76,700	11.500	65.00	502	100.00	42.30
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY NEXT ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
Fixed Rate Loans	195	60,534,654	19.18	310,434	5.895	67.10	686	76.00	36.58
September 2006	1	240,596	0.08	240,596	11.125	70.00	505	0.00	47.11
October 2006	2	548,789	0.17	274,394	7.332	90.28	572	65.60	41.99
November 2006	8	2,750,367	0.87	343,796	7.058	87.68	613	45.47	41.11
December 2006	24	7,714,709	2.44	321,446	6.412	86.34	621	76.72	39.68
January 2007	49	15,101,109	4.78	308,186	6.862	82.79	632	47.15	39.83
February 2007	24	7,733,397	2.45	322,225	6.600	84.52	647	60.19	40.82
March 2007	21	5,751,522	1.82	273,882	6.866	82.81	620	80.59	45.47
April 2007	77	20,318,734	6.44	263,880	7.315	83.54	611	55.79	41.85
May 2007	257	68,686,014	21.76	267,261	7.369	78.73	634	41.41	41.46
June 2007	417	106,399,113	33.71	255,154	7.509	77.65	625	51.33	39.81
November 2007	3	1,056,191	0.33	352,064	6.961	81.39	600	0.00	41.08
December 2007	3	1,304,805	0.41	434,935	6.129	89.59	601	69.65	40.34
January 2008	6	2,184,568	0.69	364,095	7.265	87.21	601	53.60	36.27
February 2008	4	1,474,428	0.47	368,607	6.983	85.81	605	72.99	37.86
March 2008	1	159,698	0.05	159,698	8.350	62.50	502	0.00	36.11
April 2008	5	1,656,091	0.52	331,218	7.002	82.85	611	60.06	42.64
May 2008	10	2,193,759	0.69	219,376	8.004	72.64	585	28.36	37.96
June 2008	21	5,506,257	1.74	262,203	7.523	75.61	593	56.51	41.23
June 2009	1	228,000	0.07	228,000	5.250	87.02	610	100.00	33.39
February 2010	1	305,000	0.10	305,000	5.300	60.16	666	100.00	51.50
April 2010	1	189,639	0.06	189,639	6.250	77.31	579	100.00	45.40
May 2010	6	1,204,711	0.38	200,785	6.630	79.94	659	81.89	40.29
June 2010	8	1,459,200	0.46	182,400	6.956	78.02	602	82.78	41.99
February 2012	1	388,199	0.12	388,199	5.250	55.79	744	100.00	29.06
May 2012	1	314,639	0.10	314,639	5.250	70.00	625	0.00	35.14
November 2014	1	245,000	0.08	245,000	6.000	80.00	583	100.00	41.46
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

DISTRIBUTION BY STATE

Distribution By State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI (%)
California	212	71,856,261	22.76	338,945	6.842	79.15	640	49.24	41.29
New York	174	63,179,323	20.02	363,100	6.156	72.49	669	62.37	38.54
New Jersey	112	35,668,589	11.30	318,470	6.787	74.36	657	54.66	40.16
Florida	119	28,302,643	8.97	237,837	7.529	79.84	627	46.53	39.46
Virginia	62	17,919,380	5.68	289,022	6.826	79.10	646	55.75	41.88
Maryland	65	17,081,160	5.41	262,787	6.962	77.94	622	53.69	40.13
Illinois	34	9,861,510	3.12	290,044	7.649	81.80	613	63.65	40.85
Georgia	36	8,256,253	2.62	229,340	7.501	81.19	615	52.58	38.23
Colorado	22	5,091,064	1.61	231,412	7.529	81.62	616	44.80	41.82
Massachusetts	22	4,863,705	1.54	221,077	8.119	75.02	591	58.37	41.80
Arizona	22	4,732,553	1.50	215,116	7.916	79.56	620	44.05	36.84
Nevada	17	4,491,349	1.42	264,197	7.524	77.25	599	65.29	40.45
Texas	21	4,362,944	1.38	207,759	8.128	80.40	632	41.58	39.25
Washington	16	4,130,395	1.31	258,150	7.232	81.20	641	74.03	36.28
Connecticut	16	3,986,069	1.26	249,129	7.494	76.05	625	59.59	33.95
Other	198	31,865,990	10.10	160,939	8.238	76.97	587	66.37	38.82
Total:	**1,148**	**315,649,187**	**100.00**	**274,956**	**7.037**	**77.15**	**637**	**55.69**	**39.83**

Morgan Stanley

Mortgage Finance

Valerie Kay	212-761-2162
Forchi Chen	212-761-2154

Capital Markets

Rick Onkey	212-761-2122
Dimitri Kavour	212-761-1997
David O'Brien	212-761-2177
Vanessa Vanacker	212-761-2016

Rating Agencies

Moody's Investors Service

Eric Fellows	Tel:	(212) 553-3847
	Email:	eric.fellows@moodys.com

Standard & Poors

Lacey Bigos	Tel:	(212) 438-3126
	Email:	lacey_bigos@standardpoors.com

Fitch Ratings

Kei Ishidoya	Tel:	(212) 908-0238
	Email:	kei.ishidoya@fitchratings.com
Phillip Chun	Tel:	(212) 908-0267
	Email:	phillip.chun@fitchratings.com

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